                                                                    EXHIBIT 99.1

                                                        Contact:  David Rane
                                                                  Krista Mallory
                                                                  (760) 931-1771



            CALLAWAY GOLF REPORTS THIRD QUARTER SALES AND EARNINGS


     CARLSBAD, Calif./October 21, 1998/Callaway Golf Company (NYSE:ELY) today reported net sales of $172.9 million for the third quarter ended September 30, 1998, a 32.8% decrease from net sales of $257.4 million reported in the third quarter of 1997. Net income decreased 84.2% to $5.8 million in the third quarter of 1998 from $37.0 million in the comparable quarter of 1997, and diluted earnings per share decreased 84.6% to $0.08 in the third quarter of 1998 from $0.52 in the third quarter of 1997.

     For the nine months ended September 30, 1998, net sales decreased 14.2% to $583.1 million from $679.5 million for the same period in 1997. Net income decreased 64.8% to $38.1 million ($0.53 per diluted share) from $108.3 million ($1.52 per diluted share) for the nine months ended September 30, 1998 and 1997, respectively.

     Net sales of $172.9 million for the third quarter were comprised of: revenues of $55.4 million from sales of titanium metal woods; $44.0 million from sales of stainless steel metal woods; $55.5 million from sales of irons;
$14.4 million from Odyssey Golf, Inc. product sales; and $ 3.6 million from other sales.

     Net sales of $583.1 million for the nine months ended September 30, 1998, were comprised of: revenues of $215.8 million from sales of titanium metal woods; $103.9 million from sales of stainless steel metal woods; $197.8 million from sales of irons; $39.5 million from Odyssey Golf, Inc. product sales; and $26.1 million from other sales.

     Included in operating expenses for the three months and the nine months ended September 30, 1998 were expenses related to golf ball development of $6.1 million and $15.3 million, respectively, and expenses for other non-golf club related activities of $4.2 million and $8.6 million, respectively. The combined impact against earnings is the equivalent of $0.09 and $0.21 per share, respectively, for the three-month and nine-month periods.

     Cost of goods sold as a percentage of net sales increased to 52% from 46% in the third quarter of the previous year. This increase was primarily due to lower sales revenue associated with a metal wood wholesale price reduction implemented in May, 1998, increased sales of irons, which carry a lower margin, and an increase in warranty expense.

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     Selling expenses in the third quarter increased to $40.3 million from $32.6 million in the comparable prior year's quarter. This increase was attributable mainly to increased selling expenses associated with Odyssey Golf which the Company purchased in August 1997, and expenses related to newly acquired foreign and domestic distribution subsidiaries.

     General and administrative expenses for the third quarter of 1998 were $24.5 million compared to $24.7 million for the third quarter of 1997. These expenses were affected by a reduction in employee bonus accrual expenses and lower legal expenses, offset by an increase in Callaway Golf Ball Company expenses related to non-capitalized construction costs of its new facility and increased staffing costs, expenses associated with newly acquired foreign and domestic distribution subsidiaries, and increased software, hardware and personnel costs related to the Company's new computer system.

     "Overall sales continued to be soft in the third quarter even though our Big Bertha(R) Metal Woods and Irons continued to be the market leaders in units and in dollars, and even though the recent Big Bertha(R) Steelhead(TM) Metal Wood launch has been the most successful product launch in our history," said Ely Callaway, Chairman, President and CEO of Callaway Golf. "Sales of our more profitable titanium metal woods remain soft domestically and abroad. Competition has caused us to lose some unit market share domestically, partly because of lower pricing strategies implemented by certain large competitors. Revenues continued to fall well below our plan for the year. We do not see any significant improvement in sales in the next several quarters, and various factors beyond our control, including changes in international economies, competition, and possible regulatory action by the United States Golf Association could result in a further softening of the golf equipment market."

     The Board of Directors will be meeting over the next few days to discuss a broad restructuring plan. At some point during the next two weeks the Company expects to announce the basics of its plan, and the charges that will be incurred during the fourth quarter with respect to that plan. Although the Board has not yet met nor approved a restructuring plan, it is anticipated that the restructuring charges expected to be incurred will be greater than those announced in the Company's second quarter earnings release (dated July 22, 1998).

     "We believe that we are acting prudently under very difficult market conditions and that we will maintain the Company's core strengths while gradually improving profitability," said Mr. Callaway. "We believe we will complete 1998 having been by far the #1 seller of premium golf clubs throughout the world. We also think the successful introduction of the Big Bertha(R) Steelhead(TM) Metal Woods during the past 8 weeks shows that we are capable of continuing to do what it takes to lead the industry in product innovation and performance enhancement golf clubs which benefit the average golfer as well as the professional. While we believe that we can implement a plan during the fourth quarter that will gradually improve profitability and shareholder value, we do not intend to do anything that will jeopardize these strengths."

     It was also announced that the Board of Directors approved a quarterly dividend of $.07 per share payable November 24, 1998, to shareholders of record as of November 4, 1998. Future payments of dividends will be reviewed as part of the business plan being undertaken.

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     Callaway Golf makes and sells Big Bertha(R) Metal Woods and Irons, including Big Bertha(R) War Bird(R) and Steelhead(TM) Stainless Steel Metal Woods, Great Big Bertha(R) Titanium Metal Woods, Biggest Big Bertha(R) Titanium Drivers, Great Big Bertha(R) Tungsten.Titanium(TM) Irons and Big Bertha(R) X-12(TM) Irons. Callaway Golf's wholly-owned subsidiary, Odyssey Golf, Inc., makes and sells Odyssey(R) putters and wedges with Stronomic(R) and Lyconite(TM) inserts.

Statements used in this press release that relate to future plans, events, financial results or performance are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those anticipated as a result of certain risks and uncertainties, including but not limited to market acceptance of current and future products, competitive pressures, and investment risks, costs and potential disruption of business as a result of the restructuring of operations, as well as other risks and uncertainties detailed from time to time in the Company's periodic reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


For more information about Callaway Golf Company, please visit our web site on the Internet at www.callawaygolf.com

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                             Callaway Golf Company
              Consolidated Condensed Income Statement (Unaudited)
                    (In thousands, except per share data)



                                         Three Months Ended                       Nine Months Ended
                                   -----------------------------           ----------------------------
                                            September 30,                          September 30,
                                      1998               1997                1998                1997
                                    ---------          ---------           ---------          ---------


Net sales                          $172,944    100%    $257,435    100%    $583,104   100%    $679,540   100%
Cost of goods sold                   89,859     52%     118,666     46%     307,523    53%     319,026    47%
                                   --------            --------           --------            --------
Gross profit                         83,085     48%     138,769     54%     275,581    47%     360,514    53%

Operating expenses:
  Selling                            40,285     23%      32,643     13%     118,314    20%      95,238    14%
  General and                        24,534     14%      24,716     10%      68,718    12%      57,045     8%
administrative
  Research and development            9,132      5%      10,640      4%      26,209     4%      24,682     4%
  Litigation settlement                                  12,000      5%                         12,000     2%
                                   --------            --------           ---------           --------
Income from operations                9,134      5%      58,770     23%      62,340    11%     171,549    25%

Other income, net                       343               1,146                 303              3,561
                                   --------            --------            --------           --------

Income before income taxes            9,477      5%      59,916     23%      62,643    11%     175,110    26%
Provision for income taxes            3,641              22,867              24,509             66,773
                                   --------            --------            --------           --------

Net income                         $  5,836      3%    $ 37,049     14%    $ 38,134     7%    $108,337    16%
                                   ========            ========            ========           ========

Earnings per common share:
  Basic                               $0.08               $0.54               $0.55              $1.59
  Diluted                             $0.08               $0.52               $0.53              $1.52

Common equivalent shares:
  Basic                              69,610              68,704              69,383             68,085
  Diluted                            71,199              71,648              71,323             71,382

                             Callaway Golf Company
                     Consolidated Condensed Balance Sheet
                                (In thousands)


                                                   September 30,          December 31,
                                                       1998                  1997
                                                   -------------          -----------
ASSETS                                              (unaudited)
Current assets:
  Cash and cash equivalents                          $ 31,012              $ 26,204
  Accounts receivable, net                            117,861               124,470
  Inventories, net                                    162,271                97,094
  Deferred taxes                                       27,376                23,810
  Other current assets                                  9,663                10,208
                                                     --------              --------
     Total current assets                             348,183               281,786

Property, plant and equipment, net                    183,370               142,503
Intangible assets, net                                123,762               112,141
Other assets                                           23,455                25,284
                                                     --------              --------
                                                     $678,770              $561,714
                                                     ========              ========



LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses              $ 41,191              $ 30,063
  Line of credit                                       50,000
  Accrued employee compensation and benefits           12,632                14,262
  Accrued warranty expense                             34,576                28,059
  Income taxes payable                                 11,581
                                                     --------              ---------
     Total current liabilities                        149,980                72,384

Long-term liabilities                                   9,784                 7,905

Shareholders' equity                                  519,006               481,425
                                                     --------              --------
                                                     $678,770              $561,714
                                                     ========              ========